# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CLEARONE INC, CIK 0000840715
CUSIP: 18506U203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5225 WILEY POST WAY, SUITE 500, SALT LAKE CITY, Utah (UT), 84116
Date of event which requires filing of this statement: 10/30/2025
Filed by CIK 0000897911
Persons authorized to receive notices and communications: Edward Dallin Bagley, 2350 Oakhill Drive, Salt Lake City, Utah (UT), 84121, 801 573-8227

## Reporting persons
- BAGLEY EDWARD D (CIK 0000897911): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 143,224; shared voting power 0; sole dispositive power 143,224; shared dispositive power 0; aggregate amount beneficially owned 143,224 (8.2% of the class)
  Comment: (1) Includes options to purchase 2,556 shares of common stock beneficially owned by Mr. Bagley as of November 24, 2025.
  (2) Excludes 23,684 shares of common stock that are beneficially owned by Mr. Bagley's spouse. Mr. Bagley disclaims beneficial ownership of these shares pursuant to Rule 13d-4.
  (3) Calculated based on 1,734,250 issued and outstanding shares of common stock as of November 13, 2025 and assuming the exercise of all of the options and warrants described in note (1) above.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CLEARONE INC
Address of issuer's principal executive offices: 5225 WILEY POST WAY, SUITE 500, SALT LAKE CITY, Utah (UT), 84116
Comment:
This Amendment No. 10 (this "Amendment") is being filed as an amendment to the initial statement on Schedule 13D of the reporting person relating to the common stock, par value $0.001 per share (the "Common Stock"), of ClearOne Inc., a Delaware corporation (the "Company"), as filed with the Securities and Exchange Commission (the "SEC") on May 29, 2009, as previously amended through the date hereof (the "Schedule 13D"). The Company's principal executive offices are located at 5225 Wiley Post Way, Suite 500, Salt Lake City, Utah 84116. This Amendment amends and supplements the information set forth in the Schedule 13D as follows:

Item 5 of the Schedule 13D is hereby amended and supplemented to read as follows:

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
After giving effect to Mr. Bagley's sale of 700,000 shares of Common Stock for a sale price of $3.00 per share to First Finance, Ltd. in a private placement transaction on November 24, 2025, Mr. Bagley beneficially owned 140,668 shares of the Company's issued and outstanding shares of Common Stock and options to purchase 2,556 shares of the Company's Common Stock, representing 8.2% of the issued and outstanding shares of the Company's Common Stock as of November 24, 2025 and assuming the exercise by Mr. Bagley of all of his options.

The percentage of beneficial ownership of Mr. Bagley set forth in this Schedule 13D are based on 1,734,250 shares of issued and outstanding common stock as of November 15, 2025, as reported in the Company's Quarterly Report on Form 10-Q as filed with the SEC on November 14, 2025.

Mr. Bagley may be deemed to own 23,684 shares of common stock that his spouse owns individually. Mr. Bagley, however, disclaims beneficial ownership of these shares pursuant to Rule 13d-4.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Bagley has the sole power to vote or to direct the vote of 140,668 shares of the Company's Common Stock, and the sole power to dispose or to direct the disposition of, 140,668 shares of the Company's Common Stock, and has sole voting and investment power with respect to Shares issuable upon exercise of options to purchase 2,556 shares.
Transactions in the class effected during the past sixty days:
Subsequent to the filing of the Schedule 13D as previously amended, the Reporting Persons engaged in the following transactions with respect to the Company's securities:

* On September 17, 2025, Mr. Bagley sold warrants to purchase 18,940 shares of the Company's Common Stock to the Company for a purchase price of $0.6504 per warrant pursuant to a warrant repurchase agreement between Mr. Bagley and the Company;

* On November 24, 2025, Mr. Bagley sold 700,000 shares of Common Stock for $3.00 per share to First Finance Ltd., an affiliate of the Company (the "Purchaser"), in a privately negotiated transaction.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On September 17, 2025, Mr. Bagley entered into a warrant purchase agreement with the Company in connection with the Company's repurchase of 18,940 warrants beneficially owned by Mr. Bagley for a purchase price of $0.6504 per warrant as further described in the Company's Current Report on Form 8-K as filed with the SEC on September 18, 2025.

On October 30, 2025, Mr. Bagley entered into a securities purchase agreement (the "Purchase Agreement") with the Purchaser pursuant to which Mr. Bagley completed the sale 700,000 shares of Common Stock to the Purchaser on November 24, 2025. Concurrently with the entry into the Purchase Agreement, Mr. Bagley and the Purchaser also entered into a voting agreement dated October 30, 2025 (the "Voting Agreement") that provided for Mr. Bagley to vote in favor of any proposals at a special or annual meeting of the Company's stockholders to approve the transactions contemplated under the Purchase Agreement under any applicable Nasdaq listing standards, if any.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
10.1 Warrant Repurchase Agreement dated September 17, 2025 by and between the Company and Edward D. Bagley (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K and incorporated herein by reference).

10.2 Securities Purchase Agreement dated as of October 30, 2025 by and between Edward D. Bagley and First Finance Ltd.

10.3 Voting Agreement dated as of October 30, 2025 by and between Edward D. Bagley and First Finance Ltd.

## Signatures
- BAGLEY EDWARD D: /s/ Edward D. Bagley, Edward D. Bagley (11/26/2025)